Exhibit 99.1

Youku Tudou Announces First Quarter 2013 Unaudited Financial Results

Integration on Track; Multi-Screen Monetization Launched

BEIJING, China, May 16, 2013 — Youku Tudou Inc. (NYSE: YOKU, and formerly Youku Inc. or “Youku”), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for first quarter 2013.

Basis of Presentation

On August 23, 2012, the Company and Tudou Holdings Limited (“Tudou”) announced the completion of the merger between Youku and Tudou. Following the completion of the merger, Tudou’s financial results were consolidated into the Company from the date of the completion of the merger.

This press release includes the Company’s selected unaudited pro forma combined financial information for the three months ended March 31, 2012 derived from the accompanying unaudited pro forma condensed combined statements of operations (the “Pro Forma Statement of Operations”) for the three months ended March 31, 2012. The Pro Forma Statement of Operations combines the historical consolidated statements of operations of Youku and Tudou, giving effect to the merger as if it had been completed on January 1, 2012.

The Pro Forma Statement of Operations has been derived from the unaudited historical consolidated statement of operations of Youku and Tudou. Certain financial statement line items included in Tudou’s historical presentation have been disaggregated or condensed to conform to corresponding financial statement line items included in Youku’s historical presentation. These include: business taxes, value-added tax, share based compensation expenses, selling and general administrative expenses relating to product development, professional licensed content, and intangible assets related to purchased software.

Additionally, based on Youku’s review with Tudou management of Tudou’s publicly disclosed summary of significant accounting policies prior to the merger, the nature and amount of any adjustments to the historical statements of operations to conform its accounting policies to those of Youku’s are not material.

First Quarter Highlights1

•                  Consolidated net revenues were RMB516.0 million (US$83.1 million), a 21% increase from the pro forma combined net revenues for the corresponding period in 2012.

•                  Consolidated gross profit was RMB14.2 million (US$2.3 million), as compared to the pro forma combined gross loss of RMB43.5 million (US$7.0 million) for the corresponding period in 2012. Consolidated or pro forma combined non-GAAP gross profit or loss is herein defined as consolidated or pro forma combined gross profit or loss excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content.  Consolidated non-GAAP gross profit was RMB28.2 million (US$4.5 million), as compared to the pro forma combined non-GAAP loss of RMB16.6 million (US$2.7 million) for the corresponding period in 2012.

•                  Consolidated net loss was RMB232.5 million (US$37.4 million), a 12% decrease from the pro forma combined net loss for the corresponding period in 2012. Consolidated or pro forma combined non-GAAP net loss is herein defined as consolidated or pro forma combined net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. Consolidated non-GAAP net loss was RMB182.1 million (US$29.3 million), a decrease of 8% from the pro forma combined non-GAAP net loss for the corresponding period in 2012.

1  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2108 to US$1.00, the effective noon buying rate as of March 29, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

•                  Consolidated basic and diluted loss per ADS, each representing 18 Class A ordinary shares, amounted to RMB1.42 (US$0.23) and RMB1.42 (US$0.23), respectively.

•                  Consolidated cash, cash equivalents, restricted cash and short-term investments totaled RMB3.5 billion (US$569.5 million) as of March 31, 2013.

•                  Consolidated acquisition of property and equipment was RMB27.4 million (US$4.4 million).

•                  Consolidated acquisition of intangible assets was RMB238.9 million (US$38.5 million).

“I am pleased with our progress. We are in the final phase of the merger integration process with Tudou and have completed the restructuring of our sales team in the first quarter. Our combined sales team is positively impacting demand and our increased scale is helping us to optimize our cost structure,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “The three key video mobile traffic metrics all recorded exciting growth in the first quarter and now we have over 100 million active monthly users, over 170 million daily video views and over 70 minutes average daily user time spent. We are emerging as the leading multi-screen online video platform in China as a result of this rapid rise in mobile traffic. Youku Tudou is developing product, content, marketing solutions and paid services across different screens to capitalize on the growing popularity of multi-screen video viewing behavior.”

Dele Liu, President of Youku Tudou, added, “We recently adjusted our organizational structure to encourage unity, flexibility, and innovation and to cement our leadership in the evolving Internet space. Under the new group structure, we can further differentiate the brands, content and products of our Youku and Tudou platforms to elevate the entire group’s media value. Our content strategy is to decrease our dependence on premium licensed content while strengthening in-house production and user-generated content. We will take a balanced approach and continue to deliver high-impact self-produced content that strengthens brand identity for Youku and Tudou, enhances social media value and supports our content marketing solutions.”

First Quarter 2013 Results

Consolidated net revenues were RMB516.0 million (US$83.1 million) in the first quarter of 2013, a 21% increase from the pro forma combined net revenues for the corresponding period in 2012 and meeting the consolidated net revenues guidance previously announced by the Company. Consolidated advertising net revenues were RMB429.1 million (US$69.1 million), meeting the consolidated advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Consolidated bandwidth costs as a component of consolidated cost of revenues were RMB161.0 million (US$25.9 million) in the first quarter of 2013, representing 31% of the consolidated net revenues, as compared to the pro forma combined bandwidth costs of RMB184.7 million (US$29.7 million), representing 43% of the pro forma combined net revenues for the corresponding period in 2012.

Consolidated content costs as a component of consolidated cost of revenues were RMB269.3 million (US$43.4 million) in the first quarter of 2013, representing 52% of the consolidated net revenues, as compared to the pro forma combined content costs representing 52% of the pro forma combined net revenues for the corresponding period in 2012. Consolidated non-GAAP content costs, which is herein defined as consolidated content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content, were RMB255.3 million (US$41.1 million) in the first quarter of 2013, representing 49% of consolidated net revenues, as compared to the pro forma combined non-GAAP content costs of RMB195.1 (US$31.4 million), representing 46% of the pro forma combined net revenues for the corresponding period in 2012. Consolidated in-house content production cost and investment in TV serial dramas production was RMB46.6 million (US$7.5 million) in the first quarter of 2013, as compared to RMB40.9 million (US$6.6 million) of the pro forma combined in-house content production cost for the corresponding period in 2012.

Consolidated gross profit was RMB14.2 million (US$2.3 million) in the first quarter of 2013, as compared to the pro forma combined gross loss of RMB43.5 million (US$7.0 million) for the corresponding period in 2012.  Consolidated non-GAAP gross profit was RMB28.2 million (US$4.5 million) in the first quarter of 2013, representing 5% of consolidated net revenues, as compared to the pro forma combined non-GAAP gross loss of RMB16.6 million (US$2.7 million), representing negative 4% of the pro forma combined net revenues for the corresponding period in 2012.

Consolidated operating expenses were RMB267.8 million (US$43.1 million) in the first quarter of 2013, as compared to RMB230.5 million (US$37.1 million) of the pro forma combined operating expenses for the corresponding period in 2012. Consolidated non-GAAP operating expenses, which is herein defined as consolidated operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions, were RMB231.4 million (US$37.3 million) in the first quarter of 2013, an increase of 22% compared to RMB189.1 million (US$30.4 million) of the pro forma combined non-GAAP operating expenses for the corresponding period in 2012. Detailed discussion of each component of consolidated operating expenses is as follows:

Consolidated sales and marketing expenses were RMB127.6 million (US$20.5 million) in the first quarter of 2013, as compared to RMB110.7 million (US$17.8 million) of the pro forma combined sales and marketing expenses for the corresponding period in 2012. Consolidated non-GAAP sales and marketing expenses, which is herein defined as consolidated sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship, were RMB115.5 million (US$18.6 million) in the first quarter of 2013, an increase of 10% compared to RMB104.5 million (US$16.8 million) of the pro forma combined non-GAAP sales and marketing expenses for the corresponding period in 2012. This increase was primarily due to higher commission expenses paid to our sales force in line with our revenue growth.

Consolidated product development expenses were RMB56.8 million (US$9.2 million) in the first quarter of 2013, as compared to RMB48.1 million (US$7.7 million) of the pro forma combined product development expenses for the corresponding period in 2012. Consolidated non-GAAP product development expenses, which is herein defined as consolidated product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology, were RMB48.5 million (US$7.8 million) in the first quarter of 2013, an increase of 11% compared to RMB43.7 million (US$7.0 million) of the pro forma combined non-GAAP product development expenses for the corresponding period in 2012. This increase was primarily due to higher personnel related expenses for our product development in mobile, search, social and paid-services.

Consolidated general and administrative expenses were RMB83.4 million (US$13.4 million) in the first quarter of 2013, as compared to RMB71.8 million (US$11.6 million) of the pro forma combined general and administrative expenses for the corresponding period in 2012. Consolidated non-GAAP general and administrative expenses, which is herein defined as consolidated general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions, were RMB67.5 million (US$10.9 million) in the first quarter of 2013, an increase of 65% compared to RMB41.0 million (US$6.6 million) of the pro forma combined non-GAAP general and administrative expenses for the corresponding period in 2012. This increase was primarily due to additional rental and depreciation expenses relating to the relocation of our offices due to the merger.

Consolidated net loss was RMB232.5 million (US$37.4 million) in the first quarter of 2013, a decrease of 12% compared to RMB265.5 million (US$42.7 million) of the pro forma combined net loss for the corresponding period in 2012. Consolidated non-GAAP net loss was RMB182.1 million (US$29.3 million) in the first quarter of 2013, a decrease of 8% compared to RMB197.2 million (US$31.8 million) of the pro forma combined non-GAAP net loss for the corresponding period in 2012.

Consolidated non-GAAP adjusted EBITDA loss, which is herein defined as consolidated or pro forma combined net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items, was RMB176.4 million (US$28.4 million) in the first quarter of 2013, a decrease of 3% compared to RMB182.1 million (US$29.3 million) of the pro forma combined non-GAAP adjusted EBITDA loss for the corresponding period in 2012.

Business Outlook

For the second quarter of 2013, the Company expects consolidated net revenues will be between RMB720 million and RMB770 million, with consolidated advertising net revenues contributing between RMB700 million and RMB740 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on May 15, 2013 (9:00 a.m. Beijing/Hong Kong Time on May 16, 2013).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: +1-866-519-4004
International Dial In: +65-6723-9381
Mainland China Dial In: +86-400-620-8038 / +86-800-819-0121
Hong Kong Dial In: +852-2475-0994

A replay of the call will be available by dialing +1-855-452-5696 and entering passcode 70542361#. The replay will be available through May 23, 2013.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: consolidated non-GAAP content costs, consolidated non-GAAP gross profit or loss, consolidated non-GAAP operating expenses, consolidated non-GAAP sales and marketing expense, consolidated non-GAAP product development expenses, consolidated non-GAAP general and administrative expenses, consolidated non- GAAP profit or loss from operations, consolidated non-GAAP net profit or loss and consolidated non-GAAP adjusted EBITDA profit or loss. We define consolidated non-GAAP content costs as consolidated content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define consolidated non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define consolidated non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define consolidated non-GAAP sales and marketing expenses as consolidated sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define consolidated non-GAAP product development expense as consolidated product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define consolidated non-GAAP general and administrative expenses as consolidated general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define consolidated non-GAAP profit or loss from operations as consolidated profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define consolidated non-GAAP net profit or loss as consolidated net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define consolidated non-GAAP adjusted EBITDA profit or loss as consolidated net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future. In addition, in this press release we also included unaudited pro forma combined non-GAAP measures for the three months ended March 31, 2012, after giving effect to the merger between Youku and Tudou as if the merger had been completed on January 1, 2012 to provide comparative reference of the corresponding consolidated non-GAAP measures of the Company for the three months ended March 31, 2012. The pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the merger taken place at the beginning of 2012.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	For the Three Months Ended
(Amounts in thousands, except for number of shares)	12/31/2012	3/31/2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,655,857	1,264,090	203,531
Restricted cash	9,003	9,013	1,451
Short-term investments	2,110,073	2,264,195	364,558
Accounts receivable, net	932,796	964,362	155,272
Intangible assets, net	19,607	33,190	5,344
Deferred tax assets	10,470	10,470	1,686
Prepayments and other assets	64,909	34,608	5,572
Total current assets	4,802,715	4,579,928	737,414

Non-current assets:
Property and equipment, net	200,681	205,385	33,069
Intangible assets, net	1,304,923	1,318,822	212,343
Capitalized content production costs	—	546	88
Prepayments and other assets	229,185	318,877	51,342
Goodwill	4,255,570	4,255,570	685,189
Total non-current assets	5,990,359	6,099,200	982,031

TOTAL ASSETS	10,793,074	10,679,128	1,719,445

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	181,878	205,556	33,097
Advances from customers	21,603	60,060	9,670
Accrued expenses and other liabilities	981,353	993,291	159,932
Current portion of long-term debt	7,441	4,393	707
Total current liabilities	1,192,275	1,263,300	203,406

Non-current liabilities:
Deferred tax liability	224,374	224,374	36,126
Other liabilities	19,552	4,212	678
Total non-current liabilities	243,926	228,586	36,804

Total liabilities	1,436,201	1,491,886	240,210

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 2,286,643,502 and 2,308,183,759 issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	149	151	24
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	49	49	8
Additional paid-in capital	10,768,204	10,837,011	1,744,866
Statutory reserves	1,500	1,500	242
Accumulated deficit	(1,297,147)	(1,529,621)	(246,286)
Accumulated other comprehensive loss	(115,882)	(121,848)	(19,619)
Total shareholders’ equity	9,356,873	9,187,242	1,479,235

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,793,074	10,679,128	1,719,445

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	Pro Forma March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	425,441	635,831	515,997	83,080

Cost of revenues (Note 1)	(468,898)	(519,544)	(501,766)	(80,789)

Gross profit	(43,457)	116,287	14,231	2,291

Operating expenses:
Product development	(48,064)	(64,099)	(56,828)	(9,150)
Sales and marketing	(110,702)	(107,787)	(127,600)	(20,545)
General and administrative	(71,780)	(73,084)	(83,350)	(13,420)
Total operating expenses	(230,546)	(244,970)	(267,778)	(43,115)

Loss from operations	(274,003)	(128,683)	(253,547)	(40,824)

Interest income	12,242	9,988	7,179	1,156
Interest expenses	(2,669)	(830)	(387)	(62)
Other, net	2,499	1,043	14,281	2,299
Total other income, net	12,072	10,201	21,073	3,393

Loss before income taxes	(261,931)	(118,482)	(232,474)	(37,431)
Income taxes	(3,576)	4,912	—	—

Net loss	(265,507)	(113,570)	(232,474)	(37,431)

Net loss per share, basic and diluted	(0.09)	(0.04)	(0.08)	(0.01)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(1.65)	(0.70)	(1.42)	(0.23)
Shares used in computation, basic and diluted	2,900,796,659	2,940,407,144	2,953,267,696	2,953,267,696
ADSs used in computation, basic and diluted	161,155,369	163,355,952	164,070,427	164,070,427

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	42,835	59,337	48,925	7,877
Bandwidth costs	184,651	162,959	161,045	25,930
Depreciation of servers and other equipment	19,502	26,303	22,470	3,618
Content costs	221,910	270,945	269,326	43,364
Total Cost of Revenues	468,898	519,544	501,766	80,789

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
(Amounts in thousands)	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(156,125)	(113,570)	(232,474)	(37,431)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	14,001	31,249	26,795	4,314
Bad debt expense	658	(1,828)	7,076	1,139
Amortization of intangible assets and capitalized content production costs	91,183	135,508	138,991	22,379
Amortization of long-term debt discounts	616	336	221	36
Gain on disposal of property and equipment	—	—	695	112
Foreign exchange loss	189	826	325	52
Share-based compensation	23,067	38,779	37,850	6,095
Gain from remeasurement of previously held investment in acquired subsidiary	(3,344)	—	—	—
Deferred income tax benefits	—	(7,675)	—	—
Change in operating assets and liabilities:
Restricted cash	—	(9,003)	(10)	(2)
Accounts receivable	(2,048)	73,149	(33,644)	(5,417)
Prepayments and other assets	11,165	(22,427)	1,347	217
Capitalized content production costs	(5,025)	5,761	15,961	2,570
Accounts payable	13	(22,506)	(9,864)	(1,588)
Advances from customers	28,986	(10,812)	38,457	6,192
Accrued expenses and other liabilities	9,349	60,886	12,468	2,008
Net cash (used in) provided by operating activities	12,685	158,673	4,194	676

Cash flows from investing activities:
Acquisition of property and equipment	(10,069)	(24,364)	(27,364)	(4,406)
Proceeds received from maturity of short-term investments	253,673	1,170,519	36,703	5,910
Short-term investments placed with financial institutions	(254,474)	(2,113,464)	(185,590)	(29,882)
Proceeds from disposal of property and equipment	—	1	—	—
Cash acquired, net of cash paid for acquired subsidiaries	(25,778)	—	—	—
Acquisition of intangible assets from related party	—	7,200	—	—
Acquisition of intangible assets	(50,420)	(118,256)	(238,921)	(38,469)
Net cash (used in) provided by investing activities	(87,068)	(1,078,364)	(415,172)	(66,847)

Cash flows from financing activities:
Exercise of employee stock options	5,844	3,561	28,740	4,627
Proceeds from restricted cash	—	25,364	—	—
Principal repayments on long-term debt	(1,987)	(23,685)	(3,236)	(521)
Net cash (used in) provided by financing activities	3,857	5,240	25,504	4,106
Effect of exchange rate changes on cash and cash equivalents	(2,477)	(21,474)	(6,293)	(1,013)
Net (decrease) increase in cash and cash equivalents	(73,003)	(935,925)	(391,767)	(63,078)
Cash and cash equivalents at the beginning of the period	2,292,538	2,591,782	1,655,857	266,609
Cash and cash equivalents at the end of the period	2,219,535	1,655,857	1,264,090	203,531

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Cost

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
Content cost	221,910	270,945	269,326	43,364
Deduct: share-based compensation	3,344	4,536	5,663	912
Deduct: amortization of intangible assets from business combination	23,494	8,235	8,331	1,341
Non-GAAP content cost	195,072	258,174	255,332	41,111

2. Non-GAAP Gross Profit

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
Gross profit	(43,457)	116,287	14,231	2,291
Add back: share-based compensation	3,344	4,536	5,663	912
Add back: amortization of intangible assets from business combination	23,494	8,235	8,331	1,341
Non-GAAP gross profit	(16,619)	129,058	28,225	4,544

3. Non-GAAP Operating Expenses

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
Operating expenses	230,546	244,970	267,778	43,115
Deduct: share-based compensation	19,623	34,243	32,187	5,183
Deduct: business combination related expenses	17,634	127	—	—
Deduct: amortization of intangible assets from business combination	4,176	4,176	4,155	669
Non-GAAP operating expenses	189,113	206,424	231,436	37,263

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
Sales and marketing expenses	110,702	107,787	127,600	20,545
Deduct: share-based compensation	4,117	10,606	10,061	1,620
Deduct: amortization of intangible assets from business combination	2,087	2,087	2,077	334
Non-GAAP sales and marketing expenses	104,498	95,094	115,462	18,591

5. Non-GAAP Product Development Expenses

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
Product development expenses	48,064	64,099	56,828	9,150
Deduct: share-based compensation	3,006	8,408	6,967	1,122
Deduct: amortization of intangible assets from business combination	1,402	1,402	1,395	225
Non-GAAP product development expenses	43,656	54,289	48,466	7,803

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
General and administrative expenses	71,780	73,084	83,350	13,420
Deduct: share-based compensation	12,500	15,229	15,159	2,441
Deduct: business combination related expenses	17,634	127	—	—
Deduct: amortization of intangible assets from business combination	687	687	683	110
Non-GAAP general and administrative expenses	40,959	57,041	67,508	10,869

7. Non-GAAP Loss from Operations

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
Loss from operations	(274,003)	(128,683)	(253,547)	(40,824)
Add back: share-based compensation	22,967	38,779	37,850	6,095
Add back: business combination related expenses	17,634	127	—	—
Add back: amortization of intangible assets from business combination	27,670	12,411	12,486	2,010
Non-GAAP loss from operations	(205,732)	(77,366)	(203,211)	(32,719)

8. Non-GAAP  Net Loss

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
Net loss	(265,507)	(113,570)	(232,474)	(37,431)
Add back: share-based compensation	22,967	38,779	37,850	6,095
Add back: business combination related expenses	17,634	127	—	—
Add back: amortization of intangible assets from business combination	27,670	12,411	12,486	2,010
Non-GAAP net loss	(197,236)	(62,253)	(182,138)	(29,326)

9.  Non-GAAP EBITDA Loss

	For the Three Months Ended
	Pro Forma
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	RMB	US$
Net loss	(265,507)	(113,570)	(232,474)	(37,431)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	23,653	31,263	26,810	4,317
Interest income	(12,242)	(9,988)	(7,179)	(1,156)
Interest expenses	2,669	830	387	62
Income taxes	3,576	(4,912)	—	—
EBITDA loss	(247,851)	(96,377)	(212,456)	(34,208)

Adjustments:
Share-based compensation	22,967	38,779	37,850	6,095
Business combination related expenses	17,634	127	—	—
Amortization of intangible assets from business combination	27,670	12,411	12,486	2,010
Others, net	(2,499)	(1,043)	(14,281)	(2,299)
Non-GAAP EBITDA loss	(182,079)	(46,103)	(176,401)	(28,402)

(1)    For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)    The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.